United States securities and exchange commission logo





                               August 26, 2022

       Joey Firestone
       Chief Executive Officer
       Elite Performance Holding Corp.
       3301 NE 1ST AVE. SUITE M704
       MIAMI FL 33137

                                                        Re: Elite Performance
Holding Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 10,
2022
                                                            File No. 333-262483

       Dear Mr. Firestone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed August 10, 2022

       Cover Page

   1. We note your response to prior comment 2. Please state here clearly that you will not apply for listing on
any national securities exchange. Also, if you do not intend to register a class of your
securities under Exchange Act Section 12, please disclose the risks related to the automatic
suspension of your reporting obligations pursuant to Section 15(d) and the inapplicability of
Sections 13, 14 and 16 of the Exchange Act.
   2. The cover page refers to an offering of 15 million shares by you. Your fee table indicates you are offering 25
million shares. Please reconcile.
   3. We note your response to prior comment 3. Please revise to discuss here and your summary the revocation
of the registration of the securities under Section 12, including
 Joey Firestone
FirstName   LastNameJoey
Elite Performance HoldingFirestone
                          Corp.
Comapany
August  26, NameElite
            2022      Performance Holding Corp.
August
Page  2 26, 2022 Page 2
FirstName LastName
         the release number, the date of revocation and the reason the registration of securities was revoked. Also, please note that upon effectiveness of this registration statement, you will be required to file reports pursuant to Exchange Act Section 15(d), unless and until that obligation is suspended. Therefore, please revise to eliminate the disclosure that you will merely be filing reports on a "voluntary" basis.
Consent of Independent Registered Public Accounting Firm, page 1

4. Please revise to include a currently dated consent of your independent auditor. See guidance in Item 601(b)(23) of Regulation S-K.
Cautionary Note, page 15

5. We note your revisions in response to prior comment 14. Please delete the sentence of this section that mentions the bespeaks caution doctrine.
Principal Stockholders, page 35

6. We note your response to prior comment 21. Please update the date and disclosure to be as of the most recent practicable date.
7. We note your response to prior comment 19. Please revise to provide the tabular disclosure required by Item 403 of Regulation S-K for each class of equity, including your common stock. Also revise to clarify the total beneficial ownership and voting power considering all outstanding equity securities.
Recent Sales of Unregistered Securities, page 41

8. It is unclear from your response to prior comment 23 how you addressed the disclosure requested by that comment. Therefore, we reissue prior comment 23. Exhibits

9. We note your response to prior comment 24. Please tell us how you determined to use
         Exhibit 10.14 in connection with this offering. We note that it is titled "Regulation D
         Subscription Agreement."
10. We note your response to prior comment 25. Please file as an exhibit the certificate of designation for your preferred stock, as previously requested. Please also revise your disclosure beginning on page 33 to discuss the material terms of
Exhibit 10.6.
General

11. We note the hyperlink added to your disclosure on page F-21 in response to prior comment 7. Given the location of that addition, please tell us whether the information accessible through that hyperlink was audited. Also, in addition to adding that link, revise your disclosure to explain the studies to which you refer and how they support your claims.
 Joey Firestone
Elite Performance Holding Corp.
August 26, 2022
Page 3
12. We reissue prior comment 27, given that your fee table still indicates you are registering a resale transaction.
13. Please expand your revisions in response to prior comment 28 to clarify how you used the proceeds from the prior offering of securities. While we note the additions to page 3, it is unclear how the actions you describe relate to the prior offering.
        You may contact Claire Erlanger at (202) 551-3301 or Andrew Blume at
(202) 551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Geoff Kruczek at
(202) 551-3641
with any other questions.



                                                            Sincerely,
FirstName LastNameJoey Firestone
                                                            Division of
Corporation Finance
Comapany NameElite Performance Holding Corp.
                                                            Office of
Manufacturing
August 26, 2022 Page 3
cc:       Matheau J. W. Stout
FirstName LastName